SILVER STANDARD

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Notice of Availability of Proxy Materials for Silver Standard Resources Inc. Annual and Special Meeting of Shareholders

Meeting Date and Location:

When: Wednesday, May 13, 2015
2:00 p.m. (Vancouver Time)

Where: Terminal City Club
837 West Hastings St.
Vancouver, Canada

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

http://ir.silverstandard.com/index.cfm

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than10 business days before the meeting. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

To obtain paper copies of the materials prior to meeting or after the meeting please call:

Toll Free - within North America – 1-888-338-0046
Direct - outside North America - 1-604-484-8217

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Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Set Number of Directors at Seven – Section "*Election of Directors*"
2. Election of Directors – Section "*Election of Directors*"
3. Appointment of Auditors – Section "*Appointment of Auditors*"
4. Reconfirmation, Ratification and Approval of Shareholder Rights Plan – Section "*Reconfirmation, Ratification and Approval of Shareholder Rights Plan*"

Voting

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PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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Annual Financial statement delivery

- Only Registered and Beneficial holders who opted to receive one